U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.   Name and Address of Reporting Person: Mark A. Scharmann,
      1661 Lakeview Circle, Ogden, UT 84403

2.   Date of Event Requiring Statement (Month/Date/Year): 04/28/99


3.   IRS or Social Security Number of Reporting Person (Voluntary):


4.   Issuer Name and Ticker or Trading Symbol: PPI CAPITAL GROUP, INC.


5.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title:  President

6.   If Amendment, Date of Original (Month/Day/Year): N/A

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 1,048,082

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: N/A

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ Mark Scharmann
Date: 5/13/99